1934 Act Registration No. 333-13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2003

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated December 2, 2003	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong

Name:	Lila Fong
Title:	Legal Manager (Secretarial)

Date: December 3, 2003

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Exhibit 1.1

Press Release

2 December 2003

Christine Fang Meng-sang Joins Board of MTR Corporation

The MTR Corporation Limited (MTRCL) is pleased to announce the appointment of Ms. Christine Fang Meng-sang to the MTRCL Board as a non-executive member effective 1 January 2004.

Ms Fang is currently the Chief Executive of the Hong Kong Council of Social Service (HKCSS), an umbrella organization of over 290 non-government organizations providing social services in Hong Kong. By training, Ms Fang is a social worker and has a strong background in community service. She is a serving member on various government policy committees, including the Sustainable Development Council, Manpower Development Committee and Social Welfare Advisory Committee. Before joining the HKCSS, Ms. Fang worked with the Hong Kong Red Cross, where she last held the position of Secretary-General.

“We look forward to welcoming Ms. Fang to the Board and benefitting from her experience in social and community affairs,” said Dr. Raymond Ch’ien, Chairman of MTRCL.

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